Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 17

DATED APRIL 22, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 17 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 17 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 16 dated April 18, 2005, Supplement No. 15 dated April 5, 2005, Supplement No. 14 dated March 28, 2005 and Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired on or since April 18, 2005, the date of our last supplement, Supplement No. 16. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.

	Year	Date	Approx. Acquisition Costs, Including	Gross Leasable Area	Physical Occupancy as of 04/01/05	No. of
Property	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Grapevine Crossing State Highway 114 and Ira E. Woods Avenue Grapevine, TX	2001	04/18/05	23,300,000	125,381	100	10	Best Buy Academy Sports and Outdoors

Bear Creek Shopping Center State Highway 6 and Kieth Harrow Boulevard Houston, TX	2002	04/18/05	19,406,000	87,912	100	14	HEB Grocery Store

Publix 3141 Overton Road Mountain Brook, AL	2004	04/19/05	7,970,000	44,271	100	1	Publix

Bison Hollow 333 North U.S. Highway 31 Traverse City, MI	2004	04/20/05	19,524,000	134,798	100	3	Kohl's Bed, Bath & Beyond Michael's
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Potential Property Acquisitions

We are currently considering acquiring the portfolio of properties listed below. Our decision to acquire this portfolio will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete this acquisition.

In evaluating this portfolio as a potential acquisition and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Starwood Wasserman Portfolio

We anticipate purchasing between a 90% to 97% interest in the entities that own ten separate retail shopping centers and three single-user tenant properties containing a total of approximately two million gross leasable square feet for approximately $385 million. The properties are located in the states of California, Florida, Massachusetts, Ohio and Rhode Island.

We would make a capital contribution to the entities that currently own the properties and in exchange would receive equity interests representing majority ownership and operating control of the entities.

We intend to make our capital contributions with our own funds. Four of the thirteen properties have secured debt encumbering the properties totaling approximately $60 million with annual interest rates ranging from 5.02% to 6.88%. We anticipate placing financing on the remaining properties at a later date.

We do not intend to make significant repairs and improvements to these properties in this portfolio over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Edwards Megaplex, leases more than 10% of the total gross leasable area of the aggregate properties in this portfolio.

The properties in this portfolio were constructed during different years ranging between 1985 through 2003. As of April 1, 2005, the properties' occupancy percentages ranged between 65% to 100%.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of April 20, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	45,078,631	450,786,312	47,192,743	403,593,569

Shares sold pursuant to our distribution reinvestment program	5,909,156	56,136,982	-	56,136,982

Shares repurchased pursuant to our share repurchase program	(211,580)	(1,957,114)	-	(1,957,114)

	300,776,207	3,004,886,194	309,272,558	2,695,613,636

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.